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(FOLEY HOAG LOGO)  FOLEY
                   HOAG LLP
                   ATTORNEYS AT LAW



                                                           Carol Hempfling Pratt
                                                                   Boston Office
                                                                    617-832-1148
January 24, 2005                                            cpratt@foleyhoag.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 04-08
Washington, D.C. 20549

      Re:   Benjamin Franklin Bancorp, Inc.
            Form S-1, filed December 10, 2004
            File No. 333-121154

Ladies and Gentlemen:

      On behalf of Benjamin Franklin Bancorp, Inc., Franklin, Massachusetts (the "Registrant"), following this letter is a electronic filing of Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"). This filing is made pursuant to The Securities Act of 1933, as amended (the "Act").

      In addition, set forth below and attached hereto are the Registrant's responses to the Staff's comments set forth in the letter of Mark Webb to the Registrant dated January 7, 2005. As requested, the numbered responses are keyed to the Staff's comments and appear below in bold faced type. Unless otherwise indicated, defined terms in this letter have the same meanings as in the applicable Registration Statement.

      Additional courtesy packages, each including copies of this letter and marked copies of Amendment No. 1 showing changes to the Registration Statement, with exhibits thereto, are being delivered under separate cover to Mark Webb, Barry McCarty, Donald Walker and Sharon Johnson for the convenience of the Staff. The changes marked in the courtesy copies are number-keyed to the Staff's comment letter. Page references in this letter refer to the printed (rather than the EDGAR) version of Amendment No. 1 (the pagination is may be slightly different because of the redlining).

      We are making corresponding changes to the Registrant's Registration Statement on Form S-4 filed December 23, 2004 (File No. 333-121608) and Amendment No. 1 to Form S-4 will be filed as soon as practicable.


FHBOSTON/1154522.3

SEAPORT WORLD TRADE CENTER WEST / 155 SEAPORT BLVD. / BOSTON, MA 02210-2600 /
TEL: 617.832.1000 / FAX: 617.832.7000
FOLEY HOAG LLP       BOSTON             WASHINGTON,  DC       WWW.FOLEYHOAG.COM
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Securities and Exchange Commission
January 24, 2005
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FORM S-1

GENERAL

1. PLEASE USE THE SAME SIZE TYPE THROUGHOUT THE DOCUMENT, I.E. NOT A SMALLER TYPE FOR FOOTNOTES AND FINANCIAL INFORMATION.

      In response to this comment and further clarification from the staff, the Registration Statement has been modified so that all of the type in the prospectus is in 10 point type or larger.

COVER PAGE

2.    PLEASE CONFIRM THAT THE COVER PAGE WILL BE LIMITED TO ONE PAGE.

      The Registrant confirms that the cover page to the Registration Statement will be limited to one page.

3. PLEASE PROVIDE US WITH YOUR LEGAL ANALYSIS SUPPORTING THE MINIMUM OFFERING STRUCTURE IN YOUR STATEMENT: "IF WE DO NOT RECEIVE ORDERS FOR AT LEAST THIS MINIMUM [4,250,000] NUMBER OF SHARES, THEN WE MAY APPLY UP TO 2,082,500 UNSUBSCRIBED SHARES TOWARD THE MERGER CONSIDERATION TO BE PAID TO CHART BANK STOCKHOLDERS, BUT ONLY IN ORDER TO ISSUE SUFFICIENT SHARES TO ACHIEVE THIS MINIMUM NUMBER." WE MAY HAVE FURTHER COMMENT BASED UPON YOUR RESPONSE.

      This structure is solely for bank regulatory purposes. All the shares issued to the Chart Bank stockholders will be sold under the Registration Statement on Form S-4, and the shares issued to depositors and others in the conversion will be sold under the Registration Statement on Form S-1. However, banking regulations require that, in a mutual to stock conversion, the converting institution must sell its stock at a total price equal to the estimated pro forma market value of such stock based on an independent valuation. In order to meet this banking law requirement, the Registrant has asked the Massachusetts Commissioner of Banks for approval to "count" some of the shares issued to the Chart Bank stockholders under the Form S-4 as shares issued in the conversion, if orders for the minimum reflected in the independent appraisal are not received.

      Benjamin Franklin Bancorp has no reason to believe that it will not generate orders for the minimum number of shares through its subscription offering and community offering. However, the Board of Directors determined that it would be appropriate to build into the Plan of Conversion the flexibility to "count" some of the shares issued to the Chart Bank stockholders toward this minimum, in the event that market conditions at the time of the offering result in fewer orders than expected. The Board believes that utilizing this provision of its Plan of Conversion may, under certain circumstances, be preferable to undergoing the
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Securities and Exchange Commission
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      expense of conducting a syndicated community offering, especially if only a small number of shares remain to be issued to reach the minimum.

      The Board believes that this provision of its Plan is appropriate in light of the fact that persons entitled to purchase shares in the conversion offering (depositors and others) would not be precluded from purchasing shares. If this provision of the Plan of Conversion is utilized, all persons with subscription rights--indeed, all persons who wish to purchase shares in the direct community offering--will have had the opportunity to purchase their full subscriptions. In addition, if this provision of the Plan were utilized, the exchange of Chart Bank's shares for stock of Benjamin Franklin Bancorp would basically be the same as a continuation of the public offering, except that Chart Bank's securities would be taken as consideration instead of cash.

      This approach has been followed in at least two other conversions--the conversion of Harris Financial, MHC of Harris, Pennsylvania (which changed its name to Waypoint Financial Corp.) and simultaneous acquisition of York Financial, Inc. in 2000, and the conversion of Provident Bancorp MHC and simultaneous acquisition of E.N.B Holding Company, Inc., in 2003. In each case, the Office of Thrift Supervision was the banking regulator involved in the transaction and concluded that the provision was appropriate for the reasons set forth in the preceding paragraph. This is the first conversion to propose the use of such a provision under Massachusetts law. At the request of the Massachusetts Commissioner of Banks, the prospectus has been modified to indicate that the use of this provision will be subject to regulatory approval.

4. PLEASE KNOCK DOWN THE ALL CAPITAL LETTER LEGENDS. RATHER THAN ALL CAPITAL LETTERS, CONSIDER USING BOLD FACE TYPE AND/OR ITALICS.

      The cover page to the prospectus has been modified in response to this comment.

5.    PLEASE SEPARATE THE FDIC LEGEND FROM THE FINAL LEGEND.

      The cover page to the prospectus has been modified in response to this comment.

SUMMARY

6. PLEASE ADD A NEW SUBSECTION ENTITLED "BENEFITS TO OFFICERS AND DIRECTORS IN CONJUNCTION WITH THE CONVERSION" DIRECTLY FOLLOWING THE AFTER-MARKET PERFORMANCE SECTION BEGINNING ON PAGE 6. WE NOTE THE STOCK-BASED BENEFITS DISCLOSURE BEGINNING ON PAGE 12. PLEASE INTEGRATE THIS DISCLOSURE WITH THE NEW SUBSECTION REFERENCED IN THE FIRST SENTENCE.

      The Registration Statement has been modified in response to this comment. See Amendment No. 1, page 7.
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Securities and Exchange Commission
January 24, 2005
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7.    IN ADDITION, PLEASE ADD DISCLOSURE REGARDING THE VALUE OF THE FREE STOCK
      ($8-$14) CONSISTENT WITH RECENT THRIFT CONVERSIONS.

      The Registration Statement has been modified in response to this comment. See Amendment No. 1, page 9.


CHARITABLE FOUNDATION- PAGE 10

8. REGARDING THE DONATION OF 8% OF THE SHARES TO A CHARITY CONTROLLED BY BEN FRANKLIN, PLEASE CLARIFY BY COMPARING THE ESTIMATED VALUE RANGE OF THIS CHARITABLE DONATION WITH RECENT CHARITABLE DONATIONS BY BEN FRANKLIN, AND THE DILUTION, ON A PER SHARE BASIS, TO SHAREHOLDERS.

      The Registration Statement has been modified in response to this comment. See Amendment No. 1, page 14.


TAX CONSEQUENCES OF THE CONVERSION- PAGE 14

9. PLEASE CLARIFY TO DISCLOSE COUNSEL'S TAX OPINION REGARDING THE FEDERAL INCOME TAX CONSEQUENCES TO DEPOSITORS AND OTHERS WHO RECEIVE SUBSCRIPTION RIGHTS IN THE CONVERSION.

      The Registration Statement has been modified in response to this comment. See Amendment No. 1, page 16.

10. PLEASE DELETE THE PHRASE "TO THE EFFECT" FOUND IN THE THIRD LINE OF THIS SECTION.

      The Registration Statement has been modified in response to this comment. See Amendment No. 1, page 16.


      RELATIVELY HIGH PRO FORMA PRICING MULTIPLES MAY NEGATIVELY AFFECT AFTER MARKET STOCK PERFORMANCE COMPARED WITH OTHER RECENTLY CONVERTED INSTITUTIONS- PAGE 24

11. PLEASE ADVISE REGARDING THE COMPARABLE TRANSACTIONS; FOR EXAMPLE, NEWALLIANCE IS A RECENT CONVERSION MERGER.

      The Registration Statement has been modified in response to this comment. See Amendment No. 1, page 26.

12. PLEASE CLARIFY BY ADDING THE PEER GROUP TRADING MULTIPLES, WHICH ARE APPROXIMATELY 40% HIGHER THAN BEN FRANKLIN'S PRO FORMA TANGIBLE BOOK MULTIPLE.

      We believe that the peer group trading multiples, which are disclosed on page 5 of Amendment No. 1, would not serve to clarify this risk factor. The purpose of this risk factor is to compare pro forma pricing ratios of recent conversions, and
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Securities and Exchange Commission
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      to caution investors (who may assume that all conversion offerings have similar pro forma pricing multiples) that the pro forma pricing ratios in this offering are significantly higher than those of other mutual-to-stock conversion offerings. The risk factor does not purport to compare the pro forma pricing ratios of Benjamin Franklin Bancorp with the actual pricing ratios of thrifts that are already publicly traded, and repeating such information in this risk factor could cause confusion.

13. IN ADDITION, PLEASE ADVISE WHY THE BOOK VALUE MULTIPLE ISN'T INCLUDED TO PROVIDE CONTEXT.

      Because intangible assets are not included in regulatory capital and do not provide earnings power in the form of interest-earning assets, investors generally omit intangible assets when making investment decisions. For this reason, the prospectus places greater emphasis on measures of pro forma tangible stockholders' equity in assessing relative value than on pro forma stockholders' equity.

THE IMPLEMENTATION OF STOCK-BASED BENEFIT PLANS MAY DILUTE YOUR OWNERSHIP INTEREST PAGE 24

14. IT APPEARS THAT STOCK-BASED BENEFIT PLANS WILL DILUTE SHAREHOLDER OWNERSHIP INTEREST. PLEASE REVISE ACCORDINGLY.

      It is the Registrant's intention to fund the stock-based incentive plan with open market purchases, so the original disclosure is accurate. However, in the heading to this risk factor we have changed the word "may" to "will" in recognition that the Registrant's current intention could change over the life of the plan. See Amendment No. 1, page 26.

CAPITALIZATION - PAGE 32

15. PLEASE REVISE TO QUANTIFY THE PRO FORMA EFFECTS OF THE ACQUISITION OF CHART BANK IN A SEPARATE COLUMN. ALSO, REVISE TO PRESENT THE PRO FORMA EFFECTS OF THE ACQUISITION TO THE RIGHT OF THE PRO FORMA EFFECTS OF THE CONVERSION, SIMILAR TO THE PRO FORMA FINANCIAL STATEMENTS ON PAGE 36.

      In response to this comment and further clarification from the staff, the Registration Statement has been modified to include a new column showing the pro forma merger adjustments. See Amendment No. 1, page 35


PRO FORMA BALANCE SHEETS - PAGE 36

16. IT APPEARS THAT PRO FORMA CONVERSION ADJUSTMENTS 3 AND 11 ON THE CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION SHOULD BE MADE TO CASH AND
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Securities and Exchange Commission
January 24, 2005
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      CASH EQUIVALENTS RATHER THAN SECURITIES AVAILABLE FOR SALE AT FAIR VALUE.
      PLEASE REVISE.

      The Registration Statement has been modified in response to this comment. See Amendment No. 1 pages 40, 43, 46 and 49.

17. PLEASE REVISE THE FOOTNOTES HERE AND ON YOUR PRO FORMA STATEMENTS OF INCOME TO QUANTIFY THE COMPONENTS AND TOTALS OF PRO FORMA ADJUSTMENTS MADE. FOR EXAMPLE, USE TABLES IN THE FOOTNOTES TO QUANTIFY AND TOTAL THE COMPONENTS OF PRO FORMA ADJUSTMENTS MADE TO CASH AND CASH EQUIVALENTS.

      The Registration Statement has been modified in response to this comment. See Amendment No. 1 pages 41-59.


COMMERCIAL REAL ESTATE LOANS - PAGE 64

18. PLEASE ADD DISCLOSURE REGARDING THE AVERAGE YIELD FOR YOUR COMMERCIAL REAL ESTATE LOAN PORTFOLIO AT THE VARIOUS PERIODS YOU MENTION. IN ADDITION, EXPAND ON WHY YOU INTEND ON GROWING THIS PART OF YOUR LOAN PORTFOLIO AND ANY NEW UNDERWRITING CRITERIA DESIGNED TO LIMIT RISK.

      The Registration Statement has been modified in response to this comment. See Amendment No. 1, page 74. Please note that Benjamin Franklin Bank does not expect to modify its fundamental underwriting criteria, because management believes that its existing credit evaluation criteria and ongoing risk management systems will adequately protect the Bank. Management believes that the underwriting criteria described in detail in the "Business of Benjamin Franklin Bancorp"; the experience of the Bank's lending staff, senior management and the Board in commercial lending; the Bank's knowledge of the Benjamin Franklin and Chart Bank lending market areas; the quality of the Bank's loan review procedures; and the Bank's commitment to maintaining an adequate Allowance for Loan Losses will enable the Bank to accomplish this potential growth in a prudent manner. Management expects to remain alert to changes in the environment that could change the risk profile of the Bank's commercial lending activities, and will make adjustments to the Bank's underwriting criteria should circumstances so warrant.

      19. PROVIDE SIMILAR DISCLOSURE FOR CONSTRUCTION LOANS, HOME EQUITY, COMMERCIAL BUSINESS, AS WELL AS CONSUMER LOANS.

      The Registration Statement has been modified in response to this comment. See Amendment No. 1, pages 73-76.


BENJAMIN FRANKLIN BANCORP
MANAGEMENT'S DISCUSSION AND ANALYSIS- GENERAL
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Securities and Exchange Commission
January 24, 2005
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20.   PLEASE REVISE TO PROVIDE A DISCUSSION AND ANALYSIS OF YOUR EXPECTATIONS OF
      CHANGES IN NET INTEREST INCOME IMPLIED BY THE INCOME SIMULATION ANALYSIS SHOWN ON PAGE 97, OR TELL US WHERE THIS INFORMATION IS PROVIDED.

      The requested information appears on page 109, in the two paragraphs immediately following the table.

MANAGEMENT'S DISCUSSION AND ANALYSIS- CRITICAL ACCOUNTING POLICIES - PAGE 85

21. PLEASE EXPAND YOUR DISCLOSURE OF THE CRITICAL ACCOUNTING POLICY FOR INCOME TAXES TO DISCUSS WHY THIS POLICY IS CONSIDERED CRITICAL, THE JUDGMENTS AND UNCERTAINTIES AFFECTING THE APPLICATION OF THIS POLICY, AND THE LIKELIHOOD THAT MATERIALLY DIFFERENT AMOUNTS WOULD BE REPORTED UNDER DIFFERENT CONDITIONS OR USING DIFFERENT ASSUMPTIONS. REFER TO SECTION V OF SEC FINANCIAL REPORTING RELEASE 72.

      The Registration Statement has been modified in response to this comment. See Amendment No. 1, page 96.

22. ON PAGE F-10, YOU STATE THAT MATERIAL ESTIMATES USED IN DETERMINING OTHER-THAN-TEMPORARY IMPAIRMENT LOSSES ON SECURITIES ARE PARTICULARLY SUBJECT TO CHANGE. PLEASE REVISE TO CLARIFY WHY THOSE ESTIMATES ARE NOT CONSIDERED CRITICAL, OR ADVISE.

      Given the nature of Benjamin Franklin's investment portfolios, page F-10 has been revised to delete the categorization of other-than-temporary impairment losses on securities as a material estimate that is susceptible to significant change in the near term.

23. YOU STATE THAT GOODWILL IS REGULARLY EVALUATED FOR IMPAIRMENT, WHICH INVOLVES TRACKING AND MEASURING THE FAIR VALUE OF THE BUSINESS UNIT ACQUIRED. ON PAGE F14, YOU STATE THAT YOU DO NOT TRACK THE SEPARATE VALUE OF FOXBORO NATIONAL BANK (TO WHICH ALL OF YOUR GOODWILL RELATES).

      - TELL US IN DETAIL HOW YOU FOLLOWED THE GUIDANCE IN PARAGRAPH 30 OF SFAS 142 WHEN YOU DECIDED TO MEASURE THE FAIR VALUE OF THE ENTIRE COMPANY WHEN EVALUATING GOODWILL FOR IMPAIRMENT.

      - SUPPLEMENTALLY CLARIFY HOW GOODWILL IS EVALUATED FOR IMPAIRMENT AND REVISE THESE DISCLOSURES FOR CONSISTENCY.

      -     REVISE TO DISCLOSE HOW OFTEN GOODWILL IS EVALUATED FOR IMPAIRMENT.
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Securities and Exchange Commission
January 24, 2005
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            The Registration Statement has been modified in response to this comment, including a description of how goodwill is evaluated for impairment. See Amendment No. 1, page 96.


MANAGEMENT'S DISCUSSION AND ANALYSIS - LIQUIDITY RISK MANAGEMENT - PAGE 99

24. WE NOTE THAT CASH PROVIDED BY OPERATIONS DECREASED FIFTY PERCENT FROM DECEMBER 30, 2003 TO SEPTEMBER 30, 2004. WE ALSO NOTE THAT CASH PROVIDED BY FINANCING ACTIVITIES INCREASED EIGHT HUNDRED PERCENT DURING THE SAME PERIOD. PLEASE REVISE TO PROVIDE A SIGNIFICANTLY ENHANCED DISCUSSION AND ANALYSIS OF YOUR LIQUIDITY AND CAPITAL POSITIONS. USE THE STATEMENT OF CASH FLOWS IN ANALYZING LIQUIDITY AND PRESENT A BALANCED DISCUSSION DEALING WITH CASH FLOWS FROM OPERATING, INVESTING AND FINANCING ACTIVITIES. SINCE THERE HAS BEEN MATERIAL VARIABILITY IN HISTORICAL CASH FLOWS, DISCUSS THE UNDERLYING REASONS FOR THE CHANGES, AS WELL AS THEIR REASONABLY LIKELY IMPACT ON FUTURE CASH FLOWS AND CASH MANAGEMENT DECISIONS. ALSO, DISCUSS PROSPECTIVE INFORMATION REGARDING SHORT AND LONG TERM SOURCES OF CAPITAL AND THE NEED FOR CAPITAL. SPECIFICALLY, DISCUSS HOW THE CONVERSION, OFFERING AND ACQUISITION OF CHART BANK WILL AFFECT YOUR FUTURE LIQUIDITY AND CAPITAL POSITIONS. REFER TO SECTION IV OF SEC FINANCIAL REPORTING RELEASE 72.

      The Consolidated Statements of Cash Flows on page F-7 have been revised to reclassify the Bank's purchase of bank-owned life insurance ("BOLI") from cash flows from operating activities to cash flows from investing activities. With this reclassification, the variance in net cash provided by operating activities in the 2004 and 2003 nine month periods is reduced to 24.5%. Further, as the cash flow statement now more clearly shows, this variance is caused primarily by changes in the other assets and liabilities, and in particular by fluctuation in the Bank's official checks liability account. In response to the request for additional discussion of the Bank's financing activities and capital resources, the Registration Statement has been revised. See Amendment No. 1, page 11.


EXECUTIVE COMPENSATION- PAGE 110

25.   PLEASE INCLUDE THIS INFORMATION IN THE NEXT AMENDMENT.

      The completed Executive Compensation table is included in Amendment No. 1 on page 122.


BACKGROUND AND REASONS FOR THE ACQUISITION - PAGE 139

26. PLEASE IDENTIFY THE OUTSIDE CONSULTANTS MENTIONED IN THE FIRST PARAGRAPH ON PAGE 140 AS WELL AS THE SERVICES PROVIDED.

      The Registration Statement has been modified in response to this comment. See Amendment No. 1, starting on page 159.
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Securities and Exchange Commission
January 24, 2005
Page 9


27. WE NOTE THAT RYAN BECK IS REPRESENTING BOTH CHART BANK (INVESTMENT ADVISOR/FAIRNESS OPINION) AND BENJAMIN FRANKLIN BANCORP (SALES AGENT CONVERSION) IN THESE TRANSACTIONS. PROMINENTLY DISCLOSE HOW THIS APPARENT CONFLICT OF INTEREST WAS RESOLVED BY THE BOARD OF DIRECTORS OF BOTH BENJAMIN FRANKLIN AND CHART BANK CONSISTENT WITH THEIR FIDUCIARY DUTIES. DISCLOSE THE AGGREGATE AMOUNT OF COMPENSATION EXPECTED TO BE PAID BY BOTH COMPANIES TO RYAN BECK. IN ADDITION, CLARIFY WHETHER IT IS EXPECTED THAT RYAN BECK WILL EARN ADDITION COMPENSATION FROM BENJAMIN FRANKLIN BANCORP BY PARTICIPATING IN THEIR "INTENTION TO FUND OUR STOCK-BASED INCENTIVE PLAN WITH SHARES PURCHASED ON THE OPEN MARKET***." SECOND FULL SENTENCE, PAGE 13.

      The Registration Statement has been modified in response to this comment. See Amendment No. 1, page 162 and page 189.

28. WE NOTE THE REFERENCES TO MCCONNELL BUDD & ROMANO, FINANCIAL ADVISORS, THEIR FINANCIAL ANALYSES AND FAIRNESS OPINION. SUPPLEMENTALLY PROVIDE US WITH ALL DOCUMENTS PREPARED BY THE FINANCIAL ADVISOR RELATING TO THE TRANSACTION WHICH WERE MADE AVAILABLE TO THE BOARD AND ITS REPRESENTATIVES (INCLUDING MANAGEMENT AND COUNSEL).

      A copy of the requested materials has been sent to the attention of Barry McCarty on a confidential and supplemental basis.

29. SIMILARLY, PROVIDE US WITH ALL DOCUMENTS PREPARED BY RYAN BECK RELATING TO THE TRANSACTION WHICH WERE MADE AVAILABLE TO THE BOARD AND ITS REPRESENTATIVES (INCLUDING MANAGEMENT AND COUNSEL).

      Ryan Beck did not provide the Registrant's Board with any documents in connection with the Chart Bank merger agreement. A copy of the documents provided by Ryan Beck to the Chart Bank Board has been sent to the attention of Barry McCarty on a confidential and supplemental basis.

30. IN ADDITION, PLEASE PROVIDE ALL MATERIAL NONPUBLIC INFORMATION THAT WAS MADE AVAILABLE BY EITHER CHART BANK OR BENJAMIN FRANKLIN TO THE OTHER SIDE'S REPRESENTATIVES (INCLUDING MANAGEMENT AND COUNSEL).

      In response to this comment and further clarification from the staff, the following information has been sent to the attention of Barry McCarty on a confidential and supplemental basis:

      (a) 2004 Forecast and 2005 Budget information for Chart Bank and Creative Strategic Solutions, Inc., provided by Chart Bank to McConnell Budd & Romano.

      (b) BFSB Financial Summary including 2005 projections provided by Benjamin Franklin Bancorp M.H.C. to Ryan Beck:
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Securities and Exchange Commission
January 24, 2005
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      Management of Benjamin Franklin also had oral discussions with Ryan Beck about its future plans and projections, and Ryan Beck's projections based on those discussions are included in the materials submitted to the Board of Directors of Chart Bank provided in response to comment 29.

TAX ASPECTS OF THE CONVERSION AND THE CHART BANK ACQUISITION- PAGE 171

31. PLEASE EXPAND THE DISCLOSURE TO INCLUDE ALL MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE CONVERSION. WE NOTE THE WORD "CERTAIN" MODIFYING YOUR FEDERAL INCOME TAX DISCLOSURE IN THE FIRST SENTENCE.

      The Registration Statement has been modified in response to this comment. See Amendment No. 1, page 193.


CONSOLIDATED STATEMENTS OF CASH FLOWS - PAGE F-7

32. PLEASE REVISE TO SEPARATELY QUANTIFY PURCHASES OF MORTGAGE LOANS FROM LOAN (ORIGINATION) PRINCIPAL PAYMENTS, NET. CLARIFY WHETHER THE AMOUNTS PURCHASED REPRESENT PURCHASES OF LOANS OR PURCHASES OF LOAN
      PARTICIPATIONS. REFER TO PARAGRAPH 21 OF SFAS 104.

      The Consolidated Statements of Cash Flows on page F-7 have been revised to separately present purchases of mortgage loans from loan (originations) principal payments, net. The amounts purchased represent purchases of loans and the Company did not pay any premiums on these loans. The Company includes loan participations with loan (originations) principal payments, net.

33. PLEASE REVISE TO PROVIDE A SEPARATE LINE ITEM IN OPERATING CASH FLOWS FOR GAINS/LOSSES ON SALES OF LOANS. WE NOTE THAT THE PROCEEDS RECEIVED FROM SALES OF LOANS ARE EQUAL TO THE PRINCIPAL AMOUNT OF LOANS ORIGINATED FOR SALE. REFER TO PARAGRAPH 28 OF SFAS 95.

      The Consolidated Statements of Cash Flows on page F-7 have been revised to provide a separate line in operating cash flows for gains/losses on sales of loans.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- BUSINESS AND OPERATING SEGMENTS - PAGE F-9

34. SUPPLEMENTALLY TELL US HOW YOU CONSIDERED PARAGRAPHS 10, 17 AND 18 OF SFAS 131 IN YOUR DETERMINATION NOT TO REPORT SEGMENT INFORMATION FOR BENJAMIN FRANKLIN BANK SECURITIES CORP.

      Benjamin Franklin Securities Corp. ("BFSC") does not meet the criteria outlined in paragraph 10 of SFAS 131, because while BFSC earns revenues and has discrete financial information available for it, its operating results are not regularly reviewed by Benjamin Franklin Bancorp's chief operating decision-maker. BFSC exists solely to buy, sell and hold investment securities, and was
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Securities and Exchange Commission
January 24, 2005
Page 11


      formed for this purpose because income earned on investment securities held by entities that are qualified as "securities corporations" under Massachusetts law are subject to a significantly lower rate of state income tax than that assessed on income earned on investment securities maintained at Benjamin Franklin Bank.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - SERVICING,- PAGE F-13

35. PLEASE EXPAND YOUR POLICY TO SPECIFICALLY IDENTIFY THE RISK CHARACTERISTICS OF THE UNDERLYING FINANCIAL ASSETS USED TO STRATIFY SERVICING ASSETS FOR PURPOSES OF MEASURING IMPAIRMENT. FOR EXAMPLE, YOU STATE THAT IMPAIRMENT IS DETERMINED BY STRATIFYING RIGHTS BASED ON INTEREST RATES AND TERMS. PLEASE REVISE YOUR DISCLOSURE TO STATE WHAT THESE INTEREST RATES AND TERMS ARE.

      The Servicing Accounting Policy on page F-13 has been modified to specifically identify the risk characteristics of the underlying financial assets used to stratify servicing assets for purposes of measuring impairment.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- DERIVATIVE FINANCIAL INSTRUMENTS - PAGE F-14

36. PLEASE EXPAND YOUR ACCOUNTING POLICY FOR DERIVATIVE FINANCIAL INSTRUMENTS TO INCLUDE YOUR POLICY FOR COMMITMENTS TO SELL MORTGAGE LOANS UNDER RATE LOCK AGREEMENTS WITH BORROWERS. SUPPLEMENTALLY CLARIFY AND REVISE TO DISCLOSE WHETHER THESE ARE THE ONLY DERIVATIVE INSTRUMENTS YOU USE. REFER TO SAB 105.

      The Derivative Financial Instruments Accounting Policy on page F-14 has been expanded to include Benjamin Franklin Bancorp's policy for commitments to sell mortgage loans under rate lock agreements with borrowers. These are the only derivative instruments that the Benjamin Franklin Bancorp uses.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- COMPREHENSIVE INCOME/LOSS - PAGE
F-15

37. PLEASE REVISE TO DISCLOSE THE AMOUNT OF INCOME TAX EXPENSE OR BENEFIT ALLOCATED TO EACH COMPONENT OF OTHER COMPREHENSIVE INCOME, INCLUDING RECLASSIFICATION ADJUSTMENTS. REFER TO PARAGRAPH 25 OF SFAS 130.

      Page F-16 of Amendment No. 1 has been revised to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments.

NOTE 4- SECURITIES - PAGE F-22

38. TO THE EXTENT YOU HAVE GSE DIRECT OBLIGATIONS, PLEASE REVISE TO DISCLOSE THEM SEPARATELY FROM U.S. GOVERNMENT AND FEDERAL AGENCY OBLIGATIONS.
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Securities and Exchange Commission
January 24, 2005
Page 12


      The relevant line item on page F-22 has been modified. It should be noted that all of the federal agency obligations are considered GSE direct obligations.

39. PLEASE PROVIDE A COMPREHENSIVE ANALYSIS AS OF SEPTEMBER 30, 2004 OF THE UNREALIZED GAINS AND LOSSES IN YOUR AVAILABLE FOR SALE INVESTMENT PORTFOLIO. EXPLAIN HOW EACH SECURITY WITH AN UNREALIZED LOSS WAS EVALUATED AGAINST THE CRITERIA FOR RECORDING OTHER-THAN-TEMPORARY LOSS IN STAFF ACCOUNTING BULLETIN 59 AND HOW YOU REACHED THE CONCLUSION FOR EACH THAT NO OTHER-THAN-TEMPORARY LOSS SHOULD BE RECOGNIZED IN THE STATEMENT OF INCOME.

      Attached to this response is a list of the securities held in Benjamin Franklin Bank's available-for-sale investment portfolio, together with an explanation of how each security was evaluated against the criteria for recording other-than-temporary loss.

NOTE 6- SERVICING -PAGE F-25

40. SUPPLEMENTALLY TELL US HOW THE FAIR VALUES OF YOUR MORTGAGE SERVICING ASSETS WERE DETERMINED FOR EACH PERIOD PRESENTED. WE WOULD EXPECT THE FAIR VALUES TO BE LOWER THAN THE CARRYING VALUES IN A DECLINING INTEREST RATE ENVIRONMENT. CLARIFY WHETHER YOU HAVE A VALUATION ALLOWANCE FOR THESE ASSETS AND REVISE TO PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 17E (4) OF SFAS 140.

      The quarterly valuation of the mortgage servicing rights ("MSR") asset is determined by stratifying the servicing portfolio as of each quarter-end date. The stratification of the servicing portfolio is based off of the original maturity date of the mortgages, using a weighted average interest rate and maturity date within each stratum. The servicing value or price multiple for the various strata is obtained from national mortgage industry sources such as "Mortgage Servicing News'" web site. The MSR asset value is obtained by taking the price multiple times the servicing rate of 25 basis points. This product is then multiplied by the unpaid principal balance to arrive at a market value.

      The Bank does not have a valuation allowance for mortgage servicing rights at any of the reporting dates. Amortization of MSRs is based upon individual loan-level activity versus estimates for the portfolio as a whole. Loan-level amortization includes the monthly amortization of a portion of the MSR balance for each "active" loan, as well as full amortization of the MSR balance for any loan that prepays during the month. Accordingly, it is less likely that a valuation allowance for MSRs would be required as a result of falling interest rates since the amortization method captures accelerated payments on a monthly basis.

NOTE 10 - LONG-TERM DEBT - PAGE F-27

Securities and Exchange Commission
January 24, 2005
Page 13


41. PLEASE REVISE TO QUANTIFY THE CARRYING AMOUNT OF ASSETS PLEDGED AS COLLATERAL FOR FHLB ADVANCES. REFER TO RULE 4-08 OF REGULATION S-X.

      Page F-28 of Amendment No. 1 has been revised to quantify the carrying amount of assets qualified as collateral for FHLB advances.

42. WE NOTE THAT PORTIONS OF YOUR FHLB ADVANCES ARE CALLABLE DURING 2004. PLEASE REVISE TO DISCLOSE THE CIRCUMSTANCES UNDER WHICH THESE ADVANCES COULD BE CALLED AND THE RESULTS OF CALLING. REFER TO PARAGRAPH 5 OF FAS 78.


      Page F-27 of Amendment No. 1 has been revised to disclose the circumstances under which these advances could be called. The result of calling the advances has been added on page [#] of Amendment No. 1.


NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS PAGE F-38

43. PLEASE REVISE TO DISCLOSE THE CARRYING AMOUNT, THE FAIR VALUE, AND THE METHODS AND ASSUMPTIONS USED TO ESTIMATE THE FAIR VALUE OF COMMITMENTS TO SELL MORTGAGE LOANS UNDER RATE LOCK AGREEMENTS WITH BORROWERS. REFER TO PARAGRAPH 10 OF FAS 107.

      Page F-39 has been revised to disclose the carrying amount, the fair value and the method and assumptions used to estimate the fair value of the rate-lock agreements with individual borrowers and the investor loan sale commitments.

CHART BANK:

BUSINESS OF CHART BANK- GENERAL

44. PLEASE REVISE TO PROVIDE THE DISCLOSURES REQUIRED BY ITEMS I, II, AND V OF GUIDE 3 FOR EACH OF THE LAST THREE FISCAL YEARS AND THE LATEST INTERIM PERIOD. PROVIDE THE DISCLOSURES REQUIRED BY ITEMS III AND IV OF GUIDE 3 FOR EACH OF THE LAST FIVE FISCAL YEARS AND THE LATEST INTERIM PERIOD. REFER TO GENERAL INSTRUCTION 3 OF INDUSTRY GUIDE 3.

      The Registration Statement has been modified in response to this comment. See Amendment No. 1 pages 134, 137 and 138.

45.   IN ADDITION TO THE ABOVE, PLEASE REVISE TO PROVIDE:

      -     THE DISCLOSURES REQUIRED BY ITEM III (B) OF INDUSTRY GUIDE 3.

      -     THE DISCLOSURES REQUIRED BY ITEM IV (A) OF INDUSTRY GUIDE 3.

      -     THE DISCLOSURES REQUIRED BY ITEM V (D) OF INDUSTRY GUIDE 3.

Securities and Exchange Commission
January 24, 2005
Page 14



            The Registration Statement has been modified in response to this comment. See Amendment No. 1, pages 135, 137, 139 and 141.


BUSINESS OF CHART BANK - LENDING ACTIVITIES - PAGE 120

46. YOU STATE THAT YOU TYPICALLY SELL FIXED-RATE RESIDENTIAL MORTGAGE LOANS ORIGINATED; HOWEVER, YOUR TABLE ON PAGE 121 DOES NOT QUANTIFY SALES OF THESE LOANS. PLEASE REVISE YOUR DISCLOSURES FOR CONSISTENCY. ALSO, REVISE YOUR ACCOUNTING POLICY FOR LOANS TO STATE HOW THESE LOANS ARE ACCOUNTED FOR. SPECIFICALLY STATE WHETHER OR NOT YOU RETAIN THE RIGHT TO SERVICE THESE LOANS. TO THE EXTENT THAT YOU HAVE SOLD LOANS DURING THE PERIODS PRESENTED, REVISE THE NOTES TO THE FINANCIAL STATEMENTS TO QUANTIFY THE AGGREGATE GAINS OR LOSSES ON THESE SALES. REFER TO PARAGRAPH .13 (d) OF SOP 01-6.

      Chart Bank actually does not originate fixed-rate residential mortgages for its own portfolio and then subsequently sell them; instead it has arrangements whereby it originates fixed rate mortgage loans in the capacity of a loan broker for other lenders. A loan originated under such an arrangement is closed in the other lender's name, and Chart Bank receives a loan brokerage fee for its brokerage services. The Registration Statement has been clarified accordingly. See Amendment No. 1, page 133.

47. PLEASE REVISE TO PROVIDE THE ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES IN CONJUNCTION WITH THE PERCENT OF LOANS IN EACH CATEGORY TO TOTAL LOANS. ONE REASON FOR THAT PRESENTATION IS SO AN INVESTOR CAN SPECIFICALLY AND EASILY SEE THE RISK ASSESSMENT WITHIN THE PORTFOLIO. REFER TO ITEM IV (B) OF INDUSTRY GUIDE 3.

      The Registration Statement has been modified in response to this comment. See Amendment No. 1, page 142.


CONSOLIDATED STATEMENTS OF CASH FLOWS - PAGE G-6

48. PLEASE REVISE TO SEPARATELY QUANTIFY PURCHASES OF MORTGAGE LOANS FROM LOAN (ORIGINATIONS) PRINCIPAL PAYMENTS, NET. CLARIFY WHETHER THE AMOUNTS PURCHASED REPRESENT PURCHASES OF LOANS OR PURCHASES OF LOAN PARTICIPATION. REFER TO PARAGRAPH 21 OF SFAS 104.

      The Consolidated Statements of Cash Flows on page G-6 have been revised to separately disclose loans purchased and net loan (originations) principal payments. The loan purchases are whole loans; not participations.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - COMPREHENSIVE INCOME/LOSS - PAGE

Securities and Exchange Commission
January 24, 2005
Page 15


49. PLEASE REVISE TO DISCLOSE THE AMOUNT OF INCOME TAX EXPENSE OR BENEFIT ALLOCATED TO EACH COMPONENT OF OTHER COMPREHENSIVE INCOME, INCLUDING RECLASSIFICATION ADJUSTMENTS. REFER TO PARAGRAPH 25 OF SFAS 130.

      Page G-12 has been revised to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments.

NOTE 3 - LOANS -PAGE G-16

50. PLEASE REVISE TO SEPARATELY QUANTIFY THE UNAMORTIZED BALANCE OF LOAN ORIGINATION AND OTHER FEES AND COSTS AND PURCHASE PREMIUMS AND DISCOUNTS RECOGNIZED UNDER SFAS 91 IN A SEPARATE LINE ITEM ON THE LOANS COMPOSITION TABLE. IT IS UNCLEAR WHETHER THESE AMOUNTS HAVE BEEN EXCLUDED FROM THE LOANS BALANCE ON YOUR CONSOLIDATED BALANCE SHEETS BASED ON THE INFORMATION DISCLOSED. REFER TO PARAGRAPH 21 OF SFAS 91.

      In the original filing, these amounts were included in loans on the Consolidated Balance Sheet and were combined with their respective loan categories in the loan footnote. The loan footnote on page G-17 has been revised to separately disclose net loan origination costs and net loan purchase premiums. In addition, the loan accounting policy disclosure in
      Note 1 was revised to include Chart Bank's accounting policy for loan purchase premiums.

51. PLEASE REVISE TO PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 17 (e) OF SFAS 140 FOR YOUR MORTGAGE SERVICING RIGHTS, IF MATERIAL.

      Mortgage servicing rights relate solely to commercial participation loans serviced for others. The net servicing revenues attributable to such loans over their estimated lives is immaterial.

NOTE 11 - COMMITMENTS AND CONTINGENCIES - PAGE G-24

52. PLEASE REVISE TO PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 13 (c) OF FIN 45 FOR YOUR STANDBY LETTERS OF CREDIT.


      Note 11 on page G-25 has been revised to include the disclosures required by paragraph 13 (c) of FIN 45 for Chart Bank's standby letters of credit. The required disclosure for the related liability has not been included in the disclosure as Chart Bank has not recorded a liability due to immateriality.

GENERAL

53. PLEASE INCLUDE AN UPDATED CONSENT FROM YOUR INDEPENDENT AUDITORS IN THE PRE-EFFECTIVE AMENDMENT.

Securities and Exchange Commission
January 24, 2005
Page 16


The updated auditors' consents are included as Exhibits 23.3 and 23.4 to Amendment No. 1.


EXHIBITS

54. WE NOTE CERTAIN EXHIBITS ARE "FORM OF" VERSIONS. E.G., LEGAL OPINION AND TAX OPINION. PLEASE LET US KNOW WHEN YOU FILE EXECUTED OPINIONS AND DOCUMENTS; WE WILL REVIEW THOSE DOCUMENTS.

      The form of Legal Opinion filed as Exhibit 5 will be executed following the meeting of the Registrant's corporators, scheduled for February 2, and the executed copy will be filed in the next amendment. The Form of Tax Opinion filed as Exhibit 8 has been executed and is filed as Exhibit 8 to Amendment No. 1.

55. IN ADDITION, WE NOTE THAT CERTAIN DOCUMENTS WILL BE FILED BY AMENDMENT. E.G., RP FINANCIAL'S APPRAISAL. WE MAY HAVE FURTHER COMMENT ONCE THOSE DOCUMENTS ARE FILED.

      RP Financial's appraisal and certain other Exhibits have been filed with Amendment No. 1.


FORM S-4
COVER PAGE

56. PLEASE USE BOLD FACE TYPE TO HIGHLIGHT THE PER SHARE CONSIDERATION BEING OFFERED, THE NONBINDING ELECTION SITUATION, AND THE FEDERAL INCOME TAX CONSEQUENCES OF RECEIVING CASH OR STOCK.

      The Form S-4 Registration Statement is being modified in response to this comment and will be filed as soon as practicable.

PRIOR COMMENTS

57.   PLEASE REVISE THE FORM S-4 CONSISTENT WITH THE FORM S-1 COMMENTS.

      The Form S-4 Registration Statement is being modified as appropriate to reflect the staff's comments on the Form S-1 Registration Statement, and will be filed as soon as practicable.

SUMMARY

58. PLEASE REVISE THE HEADINGS TO BE MORE DESCRIPTIVE. FOR EXAMPLE, BUT NOT LIMITED TO, RATHER THAN "WHAT CHART BANK STOCKHOLDERS WILL RECEIVE IN THE MERGER," WHAT ABOUT "CHART BANK SHAREHOLDERS WILL RECEIVE EITHER $30.75 CASH PER SHARE OR 3.075 SHARES OF BENJAMIN FRANKLIN BANCORP COMMON

Securities and Exchange Commission
January 24, 2005
Page 17


      STOCK;" RATHER THAN "MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER," WHAT ABOUT "STOCKHOLDERS WILL BE TAXED ON ANY CASH RECEIVED AND NOT TAXED ON STOCK RECEIVED IN THE MERGER;" RATHER THAN "OPINION OF CHART BANK'S FINANCIAL ADVISOR" WHAT ABOUT "RYAN BECK SAYS THE MERGER IS FAIR TO CHART STOCKHOLDERS."

      The Form S-4 Registration Statement is being modified in response to this comment and will be filed as soon as practicable.

59. TO THE EXTENT POSSIBLE, QUANTIFY THE INTERESTS OF CHART BANK'S EXECUTIVES AND DIRECTORS IN THE MERGER.

      The Form S-4 Registration Statement is being modified in response to this comment and will be filed as soon as practicable.

BACKGROUND OF THE MERGER - PAGE 59

60. PLEASE PROVIDE ALL INFORMATION REQUESTED IN PRIOR COMMENTS, ESPECIALLY THE FORM S-1, "BACKGROUND AND REASONS FOR THE ACQUISITION - PAGE 139" COMMENTS ABOVE.

      The information requested is being provided in response to comments 28, 29 and 30.

61. PLEASE ADVISE REGARDING THE VOTING AGREEMENT, INCLUDING THE CHART STOCKHOLDERS WHO ARE SIGNATORS, THE AMOUNT OF STOCK THEY CONTROL, AND AFFILIATIONS WITH OFFICERS AND DIRECTORS.

      The following chart shows the Chart Bank stockholders who executed voting agreements, their stock ownership and their affiliation with Chart Bank, representing 38.1% of the outstanding Chart Bank stock:

       Richard E. Bolton Sr., individually
       Chairman of Chart Bank; .................     25,783
       Richard E. Bolton Sr., Trustee
       Bolton Family Trust......................     25,592
       Richard E. Bolton Jr.
       President and CEO of Chart Bank..........      4,500
       Jonathan A. Haynes, individually
       Director of Chart Bank...................     36,008
       Jonathan A. Haynes, Trustee
       Charter Voting Trust.....................     88,440
       Arnold G. Haynes
       Director, Chart Bank.....................    360,426
                                                    -------
                                          TOTAL:    540,749
                                                    =======

Securities and Exchange Commission
January 24, 2005
Page 18


EXHIBITS

62. WE NOTE THAT CERTAIN EXHIBITS HAVE NOT BEEN FILED, EXECUTED, OR FINALIZED. PLEASE LET US KNOW WHEN THOSE DOCUMENTS ARE FILED, EXECUTED, OR FINALIZED AND WE WILL REVIEW THOSE DOCUMENTS.

      All the remaining exhibits to the Form S-1 are being filed with Amendment No. 1. The Registrant will notify the Staff when the exhibits that are not yet finalized have been executed or finalized.

EXHIBIT 8.1

63. YOU CAN LIMIT RELIANCE ON YOUR OPINION WITH REGARD TO PURPOSE, BUT NOT PERSON. PLEASE REVISE.

      This Exhibit is being modified in response to this comment and will be filed with Amendment No. 1 to the Form S-4 as soon as practicable.

                                    * * * * *

Securities and Exchange Commission
January 24, 2005
Page 19


      In addition to the changes made in response to the staff's comments noted above, certain additional changes have also been made and are indicated in the enclosed marked copies of Amendment No. 1.

      If you have any questions or require any further information with respect to Amendment No. 1 or any matters relating to this filing, please telephone the undersigned at (617) 832-1000. If I am not available, Peter Coogan or Janene Asgeirsson of this office should be in a position to assist you.

      Thank you very much for your assistance.

                                    Very truly yours,

                                    /s/ Carol Hempfling Pratt

                                    Carol Hempfling Pratt

CHP

Attachments
cc:   Mark Webb
      Barry McCarty
      Donald Walker
      Sharon Johnson
      Thomas R. Venables
      Claire S. Bean
      Richard E. Bolton, Jr.
      Robin P. Suskind
      Marc P. Levy
      William Pratt Mayer
      Peter W. Coogan

                     IMPAIRMENT ASSESSMENT EXPLANATION CODE

A. For U.S. Government and Agency securities: As of September 30, 2004, management has reviewed Benjamin Franklin Bancorp's financial prospects, its likely growth targets and its existing sources of liquidity including its borrowing capacity, and has determined that it has both the intent and the ability to hold these securities until they mature. Because these are U.S. Government guaranteed obligations, there is no concern that there will be a loss of either principal or interest in the remaining period until maturity. As of September 30, 2004, unrealized losses aggregated .53% of the amortized cost of these securities.

B. For Corporate Bonds: As of September 30, 2004, management has reviewed Benjamin Franklin Bancorp's financial prospects, its likely growth targets and its existing sources of liquidity including its borrowing capacity, and has determined that it has both the intent and the ability to hold these securities until they mature. Because these corporate bonds are all "A" rated as of September 30, 2004 and because the remaining time to maturity is relatively short (less than 2 years), management considers it highly unlikely that there would be any loss of either principal or interest in the time remaining until maturity. As of September 30, 2004, unrealized losses aggregated .58% of the amortized cost of these securities.

C. For Mortgage-backed Securities, consisting primarily of Collateralized Mortgage Obligations ("CMOs"): Benjamin Franklin purchased its CMO portfolio, with an original value of $99.4 million, in 2002 and 2003 as part of its strategy to enhance earnings from its investment portfolio while providing ongoing liquidity. That portfolio has since provided principal pay-downs in line with management's expectations, aggregating $45.5 million, or 45.8% of the original purchase amounts, over the past two years. Management, after reviewing Benjamin Franklin's financial prospects, growth targets, and its existing sources of liquidity including its borrowing capacity, has determined that it has both the intent and ability to hold these remaining CMO and other MBS investments until their final maturity. The unrealized losses, which aggregate 3.6% of amortized cost at September 30, 2004, will continue to exist as market rates remain above the purchase yields of the individual securities. However, these investments are supported by underlying residential mortgage loan collateral as well as guarantees by the issuers of these investments--Freddie Mac, Fannie Mae or Ginnie Mae. Thus, management considers that there is no risk of loss of either principal or interest in the time remaining until final maturity.

          BENJAMIN FRANKLIN BANK AND BENJAMIN FRANKLIN SECURITIES CORP.
             INVESTMENT SECURITIES SCHEDULE AS OF SEPTEMBER 30, 2004


           MATURITY/                                                                                           G/L AS     IMPAIRMENT
             SALE/                                                                                              % OF      ASSESSMENT
PURCHASE     CALL                                                                                  UNREALIZED AMORTIZED  EXPLANATION
  DATE       DATE     CODE          DESCRIPTION         RATE    AMORTIZED COST    MARKET VALUE    GAIN/(LOSS)   COST        CODE
  ----     ---------  ----          -----------         ----    --------------    ------------    ----------- ---------  -----------
 8/27/92    9/1/22   AFS-MBS     FHLMC POOL 350209      7.63%     134,546.01       126,274.43      (8,271.58)   -6.15%       C
10/14/92   10/1/22   AFS-MBS     FHLMC POOL 60746       7.65%      20,717.70        11,211.45      (9,506.25)  -45.88%       C
 1/25/93    1/1/23   AFS-MBS     FHLMC #607746          4.70%     228,980.56       234,295.10       5,314.54     2.32%
 1/25/93    1/1/23   AFS-MBS     FHLMC #607703          4.75%      13,051.63        13,246.70         195.07     1.49%
 4/22/93    5/1/23   AFS-MBS     FHLMC POOL 408113      7.80%      42,512.49        36,004.72      (6,507.77)  -15.31%       C
  6/1/93   12/1/14   AFS-MBS     FNMA POOL # BL219863   8.00%      63,803.93        69,245.77       5,441.84     8.53%
 6/30/93   10/1/15   AFS-MBS     FNMA POOL BL219864     7.50%      43,057.76        45,982.67       2,924.91     6.79%
 11/5/93    7/1/05   AFS-MBS     FNMA B1246865(OURS)    7.50%       7,672.51         7,677.57           5.06     0.07%
11/18/93    7/1/15   AFS-MBS     FNMA BL248540 (OURS)   7.25%      59,904.03        63,684.57       3,780.54     6.31%
 12/1/93   11/1/05   AFS-MBS     FNMA B12483541         6.50%      34,731.70        35,043.59         311.89     0.90%
 6/22/94    3/1/24   AFS-MBS     FHLMC CORP409664       4.38%      13,649.03        14,242.09         593.06     4.35%
 2/22/96  10/20/25   AFS-MBS     GNMA POOL              5.50%      24,699.23        24,899.78         200.55     0.81%
 8/22/96   1/20/25   AFS-MBS     GNMA II POOL # 8585    6.50%     113,651.63       113,195.28        (456.35)   -0.40%       C
 8/22/96   7/20/25   AFS-MBS     GNMA II POOL #8663     7.00%      58,392.15        57,984.32        (407.83)   -0.70%       C
 9/24/96  11/20/25   AFS-MBS     GNMA POOL G28747       6.50%      49,552.36        49,650.55          98.19     0.20%
11/21/96  10/20/24   AFS-MBS     GNMA POOL #008518      6.50%      39,372.33        39,337.90         (34.43)   -0.09%       C
11/21/96   6/20/25   AFS-MBS     GNMA POOL #8638        7.00%      66,226.83        65,421.95        (804.88)   -1.22%       C
12/12/97   5/20/27   AFS-MBS     GNMA POOL #860982      6.00%     241,562.70       240,873.59        (689.11)   -0.29%       C
  2/9/98  11/20/24   AFS-MBS     FNMA POOL 100196       7.09%     508,092.08       495,095.81     (12,996.27)   -2.56%       C
 1/11/01    6/1/15   AFS-MBS     FNMA POOL 535639       6.50%     240,413.90       253,557.78      13,143.88     5.47%
 1/21/01    4/1/13   AFS-MBS     FNMA POOL E69768       6.50%     392,825.79       413,530.11      20,704.32     5.27%
 2/20/02    4/1/17   AFS-MBS     FNMA POOL 633281       6.00%     101,199.68       104,616.73       3,417.05     3.38%
 8/18/03    8/1/18   AFS-MBS     FNMA POOL 734959       4.00%   1,800,540.77     1,746,024.76     (54,516.01)   -3.03%       C
                                                               --------------------------------------------------------
                     TOTAL AFS-PASS-THRU                        4,299,156.80     4,261,097.22     (38,059.58)   -0.89%

 1/30/03   1/15/18   AFS-MBS C   FHLMC 2557             4.50%     678,707.84       654,193.52     (24,514.32)   -3.61%       C
  2/7/03  12/15/12   AFS-MBS C   FHLMC 2551             4.00%     746,118.33       740,873.34      (5,244.99)   -0.70%       C
 2/28/03  12/15/21   AFS-MBS C   FHLMC 2568             4.25%   1,543,335.06     1,532,581.51     (10,753.55)   -0.70%       C
 2/28/03  12/15/12   AFS-MBS C   FHLMC 2551             4.00%     744,271.50       740,873.34      (3,398.16)   -0.46%       C
 3/28/03   2/15/17   AFS-MBS C   FHLMC 2581             4.00%   1,070,529.94     1,057,028.05     (13,501.89)   -1.26%       C
 3/28/03   8/15/32   AFS-MBS C   FHLMC REMIC 2583       5.50%      55,180.12        53,821.31      (1,358.81)   -2.46%       C
 3/28/03  12/15/13   AFS-MBS C   FHLMC 2590             3.25%     596,361.49       594,727.54      (1,633.95)   -0.27%       C
 3/28/03  12/15/16   AFS-MBS C   FHLMC 2580             4.00%   1,039,976.15     1,021,038.59     (18,937.56)   -1.82%       C
 3/28/03  12/15/13   AFS-MBS C   FHLMC 2590             4.00%   1,229,288.63     1,212,405.59     (16,883.04)   -1.37%       C
 4/30/03   5/25/18   AFS-MBS C   FHLMC 2003-41          4.50%     939,854.33       900,387.47     (39,466.86)   -4.20%       C
 4/30/03  12/15/13   AFS-MBS C   FHLMC 2580             5.50%   1,390,585.03     1,359,222.45     (31,362.58)   -2.26%       C
 4/30/03  12/15/13   AFS-MBS C   FHLMC 2594             3.50%   1,375,191.09     1,359,044.57     (16,146.52)   -1.17%       C
 4/30/03   5/25/33   AFS-MBS C   FNMA 2003-42           4.00%     895,780.97       882,801.36     (12,979.61)   -1.45%       C
 4/30/03   5/25/18   AFS-MBS C   FNMA 2003-41           4.50%     939,854.33       900,387.47     (39,466.86)   -4.20%       C
 4/30/03   5/25/18   AFS-MBS C   FNMA 2003-38           4.50%     422,974.00       407,770.06     (15,203.94)   -3.59%       C
 5/30/03   5/15/18   AFS-MBS C   FHLMC 2617             4.50%   1,245,160.79     1,216,856.91     (28,303.88)   -2.27%       C
 5/30/03   2/25/17   AFS-MBS C   FNMA 2003-52           4.75%     347,427.89       337,833.42      (9,594.47)   -2.76%       C
 5/30/03   2/25/17   AFS-MBS C   FNMA 2003              4.75%     518,495.52       503,556.74     (14,938.78)   -2.88%       C
 6/19/03   3/15/33   AFS-MBS C   FHLMC REMIC 2590       4.50%   1,383,301.08     1,355,328.53     (27,972.55)   -2.02%       C
 6/30/03   1/15/33   AFS-MBS C   FHLMC 2627             5.00%   1,805,379.08     1,715,411.01     (89,968.07)   -4.98%       C
 6/30/03   6/15/18   AFS-MBS C   FHLMC 2628             4.00%   3,048,347.42     2,814,776.28    (233,571.14)   -7.66%       C
 6/30/03   6/15/18   AFS-MBS C   FHLMC 2628             4.00%   3,052,110.81     2,814,776.28    (237,334.53)   -7.78%       C
 6/30/03   6/15/33   AFS-MBS C   FHLMC 2628             4.00%   1,505,940.38     1,410,792.58     (95,147.80)   -6.32%       C
 6/30/03   6/15/33   AFS-MBS C   FHLMC 2628             4.00%   1,508,741.26     1,410,792.58     (97,948.68)   -6.49%       C
 6/30/03   6/15/33   AFS-MBS C   FHLMC 2628             4.00%   1,508,741.26     1,410,792.58     (97,948.68)   -6.49%       C
 6/30/03   1/25/19   AFS-MBS C   FNMA 2003-67           4.00%   3,575,369.41     3,383,547.84    (191,821.57)   -5.37%       C
 7/30/03   8/25/23   AFS-MBS C   FNMA REMIC 200375      3.50%   2,743,732.24     2,647,333.06     (96,399.18)   -3.51%       C

          BENJAMIN FRANKLIN BANK AND BENJAMIN FRANKLIN SECURITIES CORP.
             INVESTMENT SECURITIES SCHEDULE AS OF SEPTEMBER 30, 2004

           MATURITY/                                                                                           G/L AS     IMPAIRMENT
             SALE/                                                                                              % OF      ASSESSMENT
PURCHASE     CALL                                                                                  UNREALIZED AMORTIZED  EXPLANATION
  DATE       DATE     CODE          DESCRIPTION         RATE    AMORTIZED COST    MARKET VALUE    GAIN/(LOSS)   COST        CODE
  ----     ---------  ----          -----------         ----    --------------    ------------    ----------- ---------  -----------
 7/30/03   9/15/31   AFS-MBS C   FHLMC 2645             3.50%   2,765,253.64     2,702,108.81     (63,144.83)   -2.28%       C
 7/30/03   7/15/18   AFS-MBS C   FHLMC 2640             4.50%   3,323,193.94     3,189,281.52    (133,912.42)   -4.03%       C
 7/30/03  11/25/32   AFS-MBS C   FNMA REMIC 200361      5.00%   3,650,003.39     3,556,836.26     (93,167.13)   -2.55%       C
 7/30/03   7/15/18   AFS-MBS C   FHLMC REMIC 2643       4.50%   2,218,469.22     2,102,105.76    (116,363.46)   -5.25%       C
 7/30/03   8/25/18   AFS-MBS C   FNMA REMIC 200374      4.50%   1,702,532.56     1,624,081.21     (78,451.35)   -4.61%       C
                                                               --------------------------------------------------------
                     TOTAL AFS-CMO                         -   53,869,365.50    51,874,464.76  (1,994,900.74)   -3.70%
                                                                         32
  5/7/04   7/15/05   AFS-OTHER
                      BONDS      CATERPILLAR FIN SERV   5.30%     512,291.68       509,343.00      (2,948.68)   -0.58%       B
  5/7/04   1/15/06   AFS-OTHER
                      BONDS      HOUSEHOLD FIN CORP     3.30%   1,011,602.59       998,280.00     (13,322.59)   -1.32%       B
  5/7/04   3/15/06   AFS-OTHER
                      BONDS      SALOMON SMITH BARNEY   5.88%   1,049,446.44     1,044,365.00      (5,081.44)   -0.48%       B
 5/10/04   3/30/06   AFS-OTHER
                      BONDS      BEAR STEARNS CO        3.00%     503,274.39       501,309.00      (1,965.39)   -0.39%       B
 5/17/04   10/1/05   AFS-OTHER
                      BONDS      NATIONAL RURAL UTILS   6.65%   1,042,159.88     1,037,228.00      (4,931.88)   -0.47%       B
 5/17/04   8/24/05   AFS-OTHER
                      BONDS      WELLS FARGO & CO       7.25%     470,054.33       468,109.35      (1,944.98)   -0.41%       B
 6/17/04   8/15/05   AFS-OTHER
                      BONDS      AMERICAN GENL FIN      2.05%     497,363.55       498,300.50         936.95     0.19%
                                                               --------------------------------------------------------
                     TOTAL AFS-OTHER BONDS                      5,086,192.86     5,056,934.85     (29,258.01)   -0.58%

 2/15/02   2/15/05   AFS-US &
                      FED AGENCY US TREAS NOTE          7.50%   1,014,622.00     1,020,625.00       6,003.00     0.59%
  4/7/03   4/29/05   AFS-US &
                      FED AGENCY FHLB  4.15             4.15%   2,028,301.38     2,022,500.00      (5,801.38)   -0.29%       A
 5/29/03   5/15/05   AFS-US &
                      FED AGENCY FHLMC DISC             1.75%   2,005,212.86     1,994,376.00     (10,836.86)   -0.54%       A
 7/17/03   8/15/05   AFS-US &
                      FED AGENCY FHLMC 1.5              1.50%   1,998,946.12     1,986,250.00     (12,696.12)   -0.64%       A
  8/4/03  12/15/04   AFS-US &
                      FED AGENCY FHLB 3.875             3.88%   2,010,226.00     2,008,126.00      (2,100.00)   -0.10%       A
  8/4/03   1/14/05   AFS-US &
                      FED AGENCY FHLB 4.125             4.13%   2,015,014.00     2,012,500.00      (2,514.00)   -0.12%       A
 8/22/03   9/15/05   AFS-US &
                      FED AGENCY FNMA 1.875             1.88%   1,994,158.30     1,991,250.00      (2,908.30)   -0.15%       A
  9/5/03   5/15/06   AFS-US &
                      FED AGENCY FHLB 2.25              2.25%   1,991,941.42     1,987,500.00      (4,441.42)   -0.22%       A
10/17/03  10/18/05   AFS-US &
                      FED AGENCY FHLMC 4.375            4.38%   2,049,143.46     2,040,936.00      (8,207.46)   -0.40%       A
 11/3/03  11/15/05   AFS-US &
                      FED AGENCY FHLMC 2.125            2.13%   2,001,056.24     1,993,750.00      (7,306.24)   -0.37%       A
11/14/03  12/15/05   AFS-US &
                      FED AGENCY FEDERAL FARM CR 2.625  2.63%   2,009,783.58     2,003,126.00      (6,657.58)   -0.33%       A
  2/9/04    2/2/07   AFS-US &
                      FED AGENCY FHLB 2.8% (CALL)       2.80%   2,000,000.00     1,990,626.00      (9,374.00)   -0.47%       A
  2/9/04    2/9/07   AFS-US &
                      FED AGENCY FHLB 2.76% (CALL)      2.76%   2,000,000.00     1,988,750.00     (11,250.00)   -0.56%       A
 3/10/04  12/19/08   AFS-US &
                      FED AGENCY FHLB (CALL) STEP 2.25% 2.25%     998,750.00       991,875.00      (6,875.00)   -0.69%       A
 3/16/04   7/24/06   AFS-US &
                      FED AGENCY FHLB 1.82% (CALL)      1.82%   2,000,000.00     1,966,250.00     (33,750.00)   -1.69%       A
 3/19/04   3/17/06   AFS-US &
                      FED AGENCY FED FARM CR 1.8 (CALL) 1.80%   1,500,000.00     1,482,187.50     (17,812.50)   -1.19%       A
  4/5/04   9/29/06   AFS-US &
                      FED AGENCY FNMA 2.07% (CALL)      2.07%   1,995,228.00     1,971,250.00     (23,978.00)   -1.20%       A
 4/15/04   4/13/06   AFS-US &
                      FED AGENCY FHLB 2% (CALL)         2.00%   2,000,000.00     1,981,250.00     (18,750.00)   -0.94%       A
 5/10/04   2/13/06   AFS-US &
                      FED AGENCY FHLB 2%                2.00%   1,993,185.94     1,985,000.00      (8,185.94)   -0.41%       A
 7/17/03   7/15/05               FHLMC 7%               7.00%   2,085,283.24     2,073,750.00     (11,533.24)   -0.55%       A
                                                               --------------------------------------------------------
                     TOTAL AFS-US & FED AGENCY                 37,690,852.54    37,491,877.50    (198,975.04)   -0.53%       A

 2/28/94    2/1/07   HTM-MBS     FHLMC 030002 OURS      5.50%     111,590.73       112,783.64       1,192.91     1.07%
 2/28/94    9/1/06   HTM-MBS     FHLMC 030003 OURS      6.50%     109,684.80       112,025.47       2,340.67     2.13%
 2/28/94    9/1/17   HTM-MBS     FHLMC 020003 OURS      6.00%      44,834.78        46,165.93       1,331.15     2.97%
                                                               --------------------------------------------------------
                     TOTAL HELD TO MATURITY - MBS                 266,110.31       270,975.04       4,864.73     1.83%
                                                        ---------------------------------------------------------------
                                 TOTALS                        96,912,553.21    94,694,252.15  (2,218,301.06)   -2.29%
                                                        ===============================================================


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